Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

August 25, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Ms. Inessa Kessman

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 1 to Statement on Form 10-K
File No. 000-56457

Dear Ms. Kessman:

On behalf of Livento Group, Inc., formerly known as NuGene International, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated July 28, 2023, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10/A, Amendment No. 3 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K filed June 28, 2023

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

Comment 1. Please refer to prior comment 1 and clarify how the 51% of the voting power held by David Stybr is impacted if the 100 shares of Series A Preferred Stock held by Mr. Stybr changes. Clarify whether Mr. Stybr will retain 51% of the voting power regardless of whether he holds 1 share of Series A Preferred Stock or 200 shares of Series A Preferred Stock. Disclose whether the Series A Preferred Stock grants 51% of the voting power to any holder in the event that Mr. Styber sells or transfers his shares.

United States Securities and Exchange Commission

August 25, 2023

Response 1. I note that the Company’s 10-K and 10-K/A for the 2022 fiscal year, as well as the Company’s Form 10 filed April 14, 2023, included as Exhibit 3.12 “Certificate of Designation of new Series A Preferred Stock. Incorporated by reference to similarly numbered exhibit to the Company’s Registration Statement on Form 10.” Unfortunately, the exhibit was linked to the Series C Certificate of Designation, which was correctly filed as Exhibit 3.10. This error will be corrected in the Amendment.

I note that the Series A Certificate of Designation provides, in relevant part:

4.1 Voting Rights. The holders of the Preferred Stock will have the voting rights as described in this Section 4 or as required by law. For so long as any shares of the Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote. For example, if there are 10,000 shares of the Company’s common stock issued and outstanding at the time of a shareholder vote, the holders of the Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,400 shares, out of a total number of 20400 shares voting. For the sake of clarity, and in an abundance of caution, the total voting shares outstanding at the time of any and all shareholder votes(i.e., the total shares eligible to vote on any and all shareholder matters) shall be deemed to include (a) the total common stock shares outstanding; (b) the voting rights applicable to any outstanding shares of preferred stock, other than the Series A Preferred Stock, if any; and (c) the voting rights attributable to the Series A Preferred Stock, as described herein, whether such series A Preferred Stock share are voted or not.

4.2 Amendments To Articles And Bylaws. So long as the Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Preferred stock, (ii) effect any reclassification of the Preferred Stock, or (iii) designate any additional series of preferred stock, the designation of which adversely effects the rights, privileges, preferences or limitations of the Preferred Stock set forth herein.

4.3 Amendment Of The Rights Of Preferred Stock. The Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of the Preferred Stock, amend, alter, or repeal any provision of this Statement of Designation, PROVIDED HOWEVER, that the Company may, by any means authorized by law and without any vote of the holders of shares of the Preferred Stock, make technical, corrective, administrative or similar changes in this Statement of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of the shares of the Preferred Stock.

United States Securities and Exchange Commission

August 25, 2023

It is the Company’s intent, understanding and position that the Section 4.1 language provides that the 100 Series A shares, voting as a class, hold a 51% common stock vote. This result is clear from the repeated references to the Series A “voting as a class” rather than any language specifying that each share of Series A has any particular votes. The requirement of a majority to carry the class vote is implied by majority voting requirements standard in applicable state law, and the fact that in Sections 4.2 and 4.3, the Certificate specifically sets forth that two-thirds vote of the Series is required to amend the Series A terms (i.e., making a specific change from the otherwise majority vote). This means that a majority of the then outstanding Series A shares will control the vote of the Series A as a class, and therefore control the 51% aggregate vote. So, Mr. Stybr will only control 51% of the voting power for so long as he holds a majority of the outstanding Series A shares. If he held only 1 share, as in your example, and another holder or holders of the other 99 currently outstanding shares, then the other holder(s) could control the Series A vote. Shares of Series A could be canceled by holder(s) and as a result, the number of shares voting as a class would be reduced, but the class would still control a 51% common stock vote. The Series A Preferred Stock grants 51% of the voting power to any holder, of the shares, and not just to Mr. Stybr.

I note that the references in the Form 10-K/A to “Class A” and “Class C” preferred stock are simply scrivner’s errors and refer to the “Series A” and “Series C” stock, which are the only preferred shares with the designation of “A” and “C”.

Note 6 - Common-Control Transaction - ASC 805-50, page F-12

Comment 2. We note your response to our comment 2, however your disclosure in the filing has not changed. We are re-issuing the comment. Please revise the disclosure to provide a clear timeline of events, including how control / ownership in each entity was determined. Disclose how Mr. David Stybr obtained control of both Livento Group, LLC and NuGene International Inc. Disclose why ownership in class A and / or class C shares provides control. Also, disclose how Livento Group, LLC became Livento Group, Inc.

Response 2.

The Company was incorporated in the State of Nevada on October 30, 2013, under the name “Bling Marketing, Inc.”. The Company filed a Registration Statement on Form S-1 on December 20, 2013, which, after three amendment, was declared effective on March 7, 2014.

United States Securities and Exchange Commission

August 25, 2023

On December 26, 2014, the Company entered into an Agreement and Plan of Merger (“Nugene Merger Agreement”) with NuGene Inc., a California corporation (“NuGene”)1. On December 29, 2014 (the “Closing Date”), the Company filed a certificate of merger in the State of California whereby its subsidiary, NG Acquisition Inc. (“Acquisition Sub”), merged with NuGene. As a result, NuGene, the surviving entity, became a wholly owned subsidiary of the Company. The transaction under the Nugene Merger Agreement was deemed to be a reverse merger, whereby the Company (the legal acquirer) is considered the accounting acquiree and NuGene is considered the accounting acquirer, and NuGene (the legal acquiree) is considered the accounting acquirer. The assets, liabilities, and operations of the acquired entity, NuGene, were brought forward at their book value, and no goodwill was recognized. This transaction, together with a forward stock split and private placement of shares pursuant to Regulation D, was disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on January 6, 2015.

The aforementioned merger effected a change in control of the Company, which was disclosed in the January 6, 2015 Form 8-K. At the closing of the merger, after giving effect to (i) the surrender and cancellation of certain shares , (ii) the 15.04 for one stock split issued in the form of a stock dividend, and (iii) the shares issued in connection with the merger and a private placement, the Company had 39,197,400 shares of common stock outstanding. In connection with the merger the Company issued 26,052,790 shares of common stock and 1,917,720 shares of Series A Preferred Stock to the previous shareholders of NuGene, and it also issued 2,000,000 shares of common stock to investors in the private placement. As a result of the merger, the shareholders from the private placement acquired approximately 5% of the outstanding common stock of our Company and the prior shareholders of NuGene as a group ( eight persons) acquired approximately 66.47% of the outstanding common stock of our Company. In addition, two of NuGene’s shareholders own 100% of the Series A Preferred Stock that, voting as a class, is empowered to elect a majority of the board of directors of our Company2. I note that at this point, Mr. Stybr was not connected to the Company in any way.

Effective January 16, 2015 the Company’s name was changed from Bling Marketing, Inc. to NuGene International, Inc. by filing a Certificate of Amendment with the Secretary of State of Nevada. This transaction was disclosed in the Company’s Current Report on Form 8-K, filed with the Commission on February 2, 2015.

We note that the Company filed a Registration Statement on Form 8-A12B on November 4, 2016, but by early 2017, The Company’s business had been discontinued as it could not obtain financing for operations on reasonable terms and became inactive and ceased filing Exchange Act reports in April 2017. Its corporate charter was also revoked in Nevada.

1 NuGene was incorporated in California in December 2006 and formed and funded by Ali Kharazmi and Mohammed Kharazmi.

2 The Series A Preferred Stock was: (i) initially convertible into common stock at a ratio of one to one, (ii) as long as there were a minimum of 900,000 shares of Series A Preferred Stock outstanding, the holders of the Series A Preferred Stock had the right to elect a majority of the board of directors and (iii) the holders of the Series A Preferred Stock, generally voting as a class with the holders of common stock, had for each share of Series A Preferred Stock three times the number of votes permitted to each share of common stock.

United States Securities and Exchange Commission

August 25, 2023

On January 26, 2020, Emergent, LLC, a Nevada LLC controlled by Milan I. Hoffman, was appointed the custodian of the Company and proceeded to revive the Company’s existence and resolve its outstanding indebtedness. This was completed as to all indebtedness except for one convertible rate promissory note of $120,000. See the Company’s Form 10-K/A, filed June 28, 2023.

The Company filed a Form 15 in 2021. At the time of the filing of the Form 15, the Company was controlled by Ms. Hoffman.

In March, 2022, Ms. Hoffman sold her Series A Preferred stock in the Company and certain shares of Series C Preferred Stock to Livento Group, LLC, a limited liability company formed by Mr. Stybr in 2020, for $200,000. Also in March 2022, Mr. Stybr, agreed to contribute Livento Group, LLC to the Company in exchange for a transfer to him of the Series A Preferred Stock which gave Mr. Stybr voting control of the Company. Mr. Stybr was the sole member and manager of Livento Group LLC prior to such transfer, and has over $19,000,000 invested in the entity. The Series C Preferred Stock purchased by Livento Group, LLC was cancelled shortly after it was acquired by Livento. Following such cancellation, Livento Group LLC, and Mr. Stybr, owned/controlled 100 shares of Series A Preferred Stock of the Company, which has 51% voting rights. As a result of these transactions our current operations are the operations of Livento Group, LLC.

The Company filed a Registration Statement on Form 10 in 2021, which was deemed effective on September 10, 2022.

NuGene International Inc was renamed to Livento Group Inc during 2022, having Livento Group LLC as a subsidiary. A corporate action notice for the name change was filed with FINRA in June 2023, and the Company is currently responding to FINRA’s comments thereto.

General

Comment 3. We note that the company entered into an agreement with Loredo LLC in May 2023 to acquire interests in projects in exchange for cash and 391,590,193 shares of common stock. Given that the company had 227,001,268 shares of common stock issued and outstanding as of December 31, 2022, it appears that the issuance to Loredo exceeds the number of authorized shares of 500 million. Please advise.

Response 3. The Company entered into the referenced agreement with Loredo with the understanding by both parties that the Company must increase its authorized shares to allow for the issuance of shares pursuant to the agreement (although the agreement did not reference such understanding). The Company plans to increase the authorized shares from 500,000,000 to 900,000,000, but has not yet done so. Accordingly, no shares have been issued to Loredo to date pursuant to the agreement, and the parties have agreed that such issuance will be delayed until the authorized shares are increased.

United States Securities and Exchange Commission

August 25, 2023

If you have further questions or comments, please feel free to contact us.

Very truly yours,

/s/ Scott C. Kline

Scott C. Kline

cc	David Stybr, CEO